THIS DOCUMENT IS AN ELECTRONIC CONFIRMING COPY OF THE SCHEDULE 13D PREVIOUSLY FILED WITH THE COMMISSION BY PAPER COPY ON JANUARY 3, 1994.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20540


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No _____)*

          Price/Costco, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

          Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

               74143W-10 2
               -------------------------------------------------------
                                 (CUSIP Number)

Richard Galanti, 10809 120th Avenue, N.E. P. O. Box 97077 Kirkland, WA  98083
- --------------------------------------------------------------------------------
(Name, Address and Telephone of Person Authorized to Receive Notice and Communications) (206) 828-8100

               January 3, 1994
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial, ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 4

                                  SCHEDULE 13D

CUSIP No. 74143W-10 2

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Sol Price
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
   N/A                                                                   (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
   N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S. Citizen


                    7    SOLE VOTING POWER
     NUMBER OF           11,366,937
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            N/A
       EACH
 REPORTING PERSON   9    SOLE DISPOSITIVE POWER
       WITH              11,366,937

                    10   SHARED DISPOSITIVE POWER
                         N/A

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,366,937

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/ Reporting person disclaims beneficial ownership of 556,108 shares held by Mandell Weiss Trust U/T/D 9/18/81

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11,366,937
     ----------- = 5.22%
     217,824,368

14   TYPE OF REPORTING PERSON*
     IN
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                                                                     Page 3 of 4


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D



1.   SECURITY AND ISSUER

     Price/Costco, Inc.
     Common Stock
     Richard Galanti
     10809 120th Avenue, N.E.
     P.O. Box 97077
     Kirkland, WA 98083

2.   IDENTITY AND BACKGROUND

     a)   Sol Price
     b)   7979 Ivanhoe Avenue, Suite 520
          La Jolla, CA 92037
     c)   Self-employed investor
     d)   None
     e)   None
     f)   U.S. Citizen

3.   SOURCE AND AMOUNT OF FUNDS

     N/A

4.   PURPOSE OF TRANSACTION

     N/A

5.   INTEREST IN SECURITIES OF THE ISSUER

     a) The aggregate number of shares beneficially owned (11,366,937 or 5.22%) is held as follows:

          -  6,125,275    By self as Trustee of Sol and Helen Price Trust
          -  3,731,760    By self as Trustee of Price Family Charitable Trust
          -    581,490    By self as Trustee of Price Charitable Remainder Trust
          -    556,108    By self as Successor Trustee of Mandell Weiss Trust
          -    341,243    Right to acquire through conversion of $7.69 million
                          of Convertible Debentures by self as Trustee of Sol
                          and Helen Price Trust
          -     31,061    Right to acquire through conversion of $.7 million of
                          Convertible Debentures by self as Trustee of Price
                          Family Charitable Trust

          All shares held and the right to acquire shares, with the exception of those shares held as Successor Trustee of the Mandell Weiss Trust, were received pursuant to the merger of Price/Costco, Inc., which was effective on October 21, 1993.

     b)   SOLE VOTING POWER

             6,466,518    By self as Trustee of Sol and Helen Price Trust
             3,762,821    By self as Trustee of Price Family Charitable Trust
               581,490    By self as Trustee of Price Charitable Remainder Trust
               556,108    By self as Trustee of Mandell Weiss Trust
            ----------
            11,366,937    TOTAL
            ----------
            ----------
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                                                                     Page 4 of 4


          SOLE DISPOSITIVE POWER

             6,466,518    By self as Trustee of Sol and Helen Price Trust
             3,762,821    By self as Trustee of Price Family Charitable Trust
               581,490    By self as Trustee of Price Charitable Remainder Trust
               556,108    By self as Trustee of Mandell Weiss Trust
            ----------
            11,366,937    TOTAL
            ----------
            ----------

     c) On January 3, 1994, I became Successor Trustee of the Mandell Weiss Trust U/T/D September 18, 1981. The Trust owns 556,108 shares of the common stock of Price/Costco, Inc. which, as Trustee, I have sole voting and dispositive powers. However, I disclaim beneficial ownership of these shares.
     d)   N/A
     e)   N/A

6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

     N/A

7.   EXHIBITS

     N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 12, 1994                   /s/ Sol Price
- ------------------------------     ---------------------------------------------
Date                               Sol Price